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Exhibit 4.6

SQI Diagnostics Inc.

Interim Consolidated Financial Statements
(Unaudited)

For the Three and Nine Month Periods Ended June 30, 2011 and 2010

 SQI Diagnostics Inc.

Interim Consolidated Balance Sheets
(Unaudited)
(Amounts are in thousands of dollars)

	Note	As at June 30, 2011 (Unaudited)	As at September 30, 2010 (audited)
Assets
Current
Cash and cash equivalents		$2,817	$9,408
Amounts receivable		12	3
Inventory	4	512	260
Prepaids and deposits		425	165
Due from related party	5	—	66

		3,766	9,902
Due from related party	5	—	32
Deferred costs	17	433	—
Property and equipment	6	2,717	2,713
Patents and trademarks		572	469

		$7,488	$13,134

Liabilities
Current
Accounts payable and accrued liabilities		$1,528	$972

Shareholders' Equity
Capital stock	8	35,377	35,026
Warrants	9	1,614	1,799
Employee share purchase loan	8	—	(10)
Contributed surplus	11	9,274	8,8832
Deficit		(40,305)	(33,485)

		5,960	12,162

		$7,488	$13,134

Subsequent Events (Note 17)
Contingencies (Note 14)

Approved by the Board	"Peter Winkley"	"Claude Ricks"
	Director (Signed)	Director (Signed)

See accompanying notes

 SQI Diagnostics Inc.

Interim Consolidated Statement of Operations and Deficit
(Unaudited)
(Amounts are in thousands of dollars except per share amounts)

	Note	Three Month Period Ended June 30, 2011	Three Month Period Ended June 30, 2010	Nine Month Period Ended June 30, 2011	Nine Month Period Ended June 30, 2010
Revenue
Product sales		$9	$—	$22	$—
Consulting fees	7	—	6	9	21

		9	6	31	21

Expenses
Salaries and wages		275	139	607	404
General and administrative	7	125	123	449	324
Professional and consulting fees	17	469	140	669	437
Sales and marketing		114	116	329	309
Stock-based compensation	13	144	69	372	184
Research and development costs		1,443	1,111	4,056	3,438
Amortization — patents & trademarks		31	29	88	85
Amortization — property & equipment		113	101	337	310

		2,714	1,828	6,907	5,491

Operating loss before interest		(2,705)	(1,822)	(6,876)	(5,470)
Interest Income		14	8	56	20
Interest Expense		—	2	—	(2)

Net loss		(2,691)	(1,812)	(6,820)	(5,452)
Deficit at beginning of period		(37,614)	(29,052)	(33,485)	(25,412)

Deficit at end of period		$(40,305)	$(30,864)	$(40,305)	$(30,864)

Weighted average number of shares		33,936	30,790	33,849	29,553

Basic and diluted loss per share		$(0.08)	$(0.06)	$(0.20)	$(0.18)

See accompanying notes

 SQI Diagnostics Inc.

Interim Consolidated Statement of Cash Flows
(Unaudited)
(Amounts are in thousands of dollars)

	Three Month Period Ended June 30, 2011	Three Month Period Ended June 30, 2010	Nine Month Period Ended June 30, 2011	Nine Month Period Ended June 30, 2010
Cash flow from operating activities
Loss for the period	$(2,691)	$(1,812)	$(6,820)	$(5,452)
Add items not affecting cash
Amortization — patents & trademarks	31	29	88	85
— property and equipment	113	101	337	310
Stock-based compensation	144	69	372	184
Loss on sale of property and equipment		—	43	—
Interest accrual		—	(1)	—

	(2,403)	(1,613)	(5,981)	(4,873)
Changes in non-cash working capital items
Amounts receivable	(9)	(47)	(8)	(95)
Investment tax credit recoverable	300	(295)	—	(295)
Due from related party	99	—	99	7
Inventory	1	(153)	(252)	(458)
Prepaids and deposits	(122)	(75)	(260)	(95)
Accounts payable and accrued liabilities	795	100	555	305

	(1,339)	(2,083)	(5,847)	(5,504)

Cash flows used in investing activities
Purchase of property and equipment	(36)	(266)	(368)	(369)
Additions to patents and trademarks	(94)	(21)	(191)	(99)
Sale of property and equipment	—	—	2	—

	(130)	(287)	(557)	(468)

Cash flows from financing activities
Repayment of loans payable	—	(1)	—	(3)
Repayment of shareholder loan	10	—	10	—
Proceeds from private placement and exercise of warrants and options, net of share issuance costs	40	2,093	236	8,561
Deferred costs	(433)	—	(433)	—

	(383)	2,092	(187)	8,558

Increase (decrease) in cash during the period	(1,852)	(278)	(6,591)	2,586
Cash at beginning of period	4,669	6,044	9,408	3,180

Cash at end of period	$2,817	$5,766	$2,817	$5,766

Supplemental disclosure
Cash paid for interest	—	$(2)	—	$2

See accompanying notes

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     NATURE OF OPERATIONS

  SQI Diagnostics Inc., (the "Company"), has its head office and development centre in Toronto, Ontario. The Company is a life sciences company that develops proprietary and commercializes proprietary technologies and products for advanced microarray diagnostics. Our goal is to become a leader in the development and commercialization of microarray and multiplexed diagnostics by offering our customers a comprehensive "turnkey" solution that increases the efficiency and ease of diagnostic testing and test development.

  During fiscal 2009 the Company obtained Health Canada licenses and self authorization to sell in the EU and during fiscal 2010 received United States Food & Drug Administration ("FDA") clearance of its SQiDworks and IgX PLEX Rheumatoid Arthritis (RA) system. During fiscal 2010 the Company obtained a Health Canada license for its IgX PLEX Celiac™ microarray test kits that run on the Company's automated SQiDworks™ platform. During the nine months ended June 30, 2011 the company obtained FDA clearance for its IgX PLEX Celiac™ panel and obtained a Health Canada license and self authorization to sell in the EU its second generation fully quantitative IgX PLEX Celiac™ panel. The Company has earned limited revenues from its IgX PLEX RA™ and IgX PLEX Celiac™ test kits run on installed SQiDworks™ platforms to date, and as such is considered to be a development stage company. The Company has a pipeline of additional autoimmune diagnostic products in various stages of development and commercialization. The Company expects to generate revenues from its IgXPLEX RA and IgXPLEX Celiac products as it grows its installed base of customers as well as from products to be launched as they complete commercialization. The continuation of the Company's research, development and commercialization activities is dependent upon the Company's ability to successfully generate product revenues, or to finance its cash requirements through further equity financings.

2.     SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the years ended September 30, 2010 and 2009. These statements should be read in conjunction with the Company's above noted annual consolidated financial statements. The significant accounting policies are discussed below.

  Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Inter-company balances and transactions are eliminated upon consolidation.

  Cash and Cash Equivalents

  Cash and cash equivalents include bank deposits and highly liquid money market investments such as bankers acceptance notes, treasury bills, cashable money market funds, and cashable guaranteed investment certificates.

  Inventory

  Inventory is valued at the lower of cost and replacement cost, with cost determined on a first-in, first-out basis.

  Property and Equipment

  Property and equipment are recorded at cost and are amortized on the straight-line basis over their estimated useful lives as follows:

Computer hardware	—	3 years
Computer software	—	3 years
Laboratory fixtures and equipment	—	10 years
Office equipment	—	10 years
Leasehold improvements	—	10 years

  Patents and Trademarks

  The costs relating to initial patent and trademark fees are deferred and amortized over 10 years on a straight-line basis. Patents and trademarks are recorded net of accumulated amortization of $715,000 (September 30, 2010 — $627,000).

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Research and Development Costs

  Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred or deferred if they meet the criteria for deferral under Canadian generally accepted accounting principles and are expected to provide future benefits with reasonable certainty.

  At June 30, 2011, the Company was developing IgXPLEX diagnostics assays for celiac, vasculitis, lupus (SLE), Crohn's (IBD), antiphospholipid syndrome and our second generation, fully quantitative IgXPLEX RA assay. The Company continued its work to complete scientific discovery and assay design work for a diagnostic assay to detect and measure infliximab (also referred to as anti-TNF) in the blood of autoimmune patients. Deferral criteria have not been met, and accordingly, all development costs have been expensed in the period.

  Impairment of Long-Lived Assets

  Long-lived assets comprise property and equipment and intangible assets with finite lives (patents and trademarks). The Company recognizes an impairment loss for a long-lived asset when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the excess of the carrying value of the asset over its fair value.

  Revenue Recognition

  Product sales are recognized upon the shipment of products to customers, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns.

  The Company also provides consulting services from time to time. Consulting fee revenue is recognized when services are completed, amounts are invoiced to customers and collectability is reasonably assured.

  Stock-Based Compensation and Other Stock-Based Payments

  The Company applies a fair value based method of accounting for all stock-based payments. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus. Consideration received upon the exercise of stock options is credited to share capital at which time the related contributed surplus is transferred to share capital.

  Foreign Currency Translation

  Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at rates of exchange in effect at each transaction date. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in operations.

  Income Taxes

  The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

  Investment Tax Credits

  Investment tax credits are accrued when qualifying expenditures are incurred and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the statements of operations as a reduction of research and development costs. Investment tax credits associated with capital expenditures are reflected as reductions in the carrying amounts of capital assets. During the three and nine months ended June 30, 2011 the company recorded $Nil and $300,000, respectively, as a reduction of research and development costs ($295,000 for the three and nine months ended June 30, 2010).

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Financial Instruments

  Financial instruments are measured initially at fair value and thereafter based on their classification.

  The Company has classified and measured its financial instruments as follows:

Financial Instrument	Classification	Measurement Basis
Cash and cash equivalents	Held-for-trading	Fair value
Amounts receivable	Loans and receivable	Amortized cost
Investment tax credits receivable	Loans and receivable	Amortized cost
Due from related party	Loans and receivable	Amortized cost
Accounts payable and accruals	Other financial liabilities	Amortized cost

  Comprehensive Income

  The Company has not presented a statement of comprehensive income as it has no other comprehensive income.

  Loss Per Share

  Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants determined using the treasury stock method.

  Use of Estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Actual results could differ from those estimates.

  Significant areas requiring the use of management estimates relate to the determination of the useful lives of property and equipment and patents and trademarks for amortization purposes, valuation of ITC's receivable, valuation of stock options and warrants and valuation allowance on future tax assets.

3.     RECENT ACCOUNTING PRONOUNCEMENTS

  (i)
  Adoption of New Accounting Pronouncements

  Business Combinations

  In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company adopted the new standards on October 1, 2010.

  (ii)
  Recent Accounting Pronouncements Issued and Not Yet Applied

  International Financial Reporting Standards

  The CICA plans to converge Canadian Generally Accepted Accounting Principles with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011, when IFRS will be fully adopted. The transition date of October 1, 2010 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30,

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3.     RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

  2011. The Company continues to monitor, assess and quantify the impact of the convergence of Canadian GAAP and IFRS on its financial statements.

4.     INVENTORY

  Inventory consists of component parts that are to be used in the future production of SQiDworks™ Platform and IgXPLEX consumable assays.

5.     DUE FROM RELATED PARTY

	June 30, 2011 ($000s)	September 30, 2010 ($000s)
	(unaudited)	(audited)
Amount due from an officer and director (i) and (ii)	$—	$98
Less: Current portion	—	(66)

	$—	$32

  (i)
  Amount due was secured, principal amount of $98,000 repayable in three equal payments on September 1, 2010, 2011 and 2012. Terms of the promissory note were amended on April 16, 2010 as follows: interest bearing at Canada Revenue Agency prescribed rate for taxable benefits to employees and shareholders on interest-free and low-interest loans, which was 1% per annum at June 30, 2011. Prior to amendment, the loan was bearing interest at 4.25% per annum during the year ended December 31, 2009 and non-interest bearing from October 1, 2009 to April 15, 2010.

  (ii)
  As at June 30, 2011, the loan was paid in full.

6.     PROPERTY AND EQUIPMENT

As at June 30, 2011 (unaudited):	Cost ($000s)	Accumulated Amortization ($000s)	Net ($000s)
Computer hardware	$266	$174	$92
Computer software	179	143	36
Laboratory fixtures and equipment	4,343	1,888	2,455
Office equipment	176	135	41
Leasehold improvements	265	172	93

	$5,229	$2,512	$2,717

As at September 30, 2010 (audited):	Cost ($000s)	Accumulated Amortization ($000s)	Net ($000s)
Computer hardware	$193	$141	$52
Computer software	153	130	23
Laboratory fixtures and equipment	4,172	1,670	2,502
Office equipment	176	128	48
Leasehold improvements	263	157	106

	$4,957	$2,226	$2,731

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7.     RELATED PARTY TRANSACTIONS

  Transactions with related parties occur in the normal course of business and are measured at the exchange amount. Related party transactions have been listed below, unless they have been disclosed elsewhere in the financial statements.

  Included in general and administrative expense for the three month period ended June 30, 2011 is $13,000 (three month period ended June 30, 2010 — $12,000) compared to $38,000 for the nine month period ended June 30, 2011 (nine month period ended June 30, 2010 $37,000), related to recovery of occupancy costs from a corporation in which an officer of the Company is also an officer. Consulting fee revenue of NIL for the three month ended June 30, 2011 (three month ended June 30, 2010 — $6,000) was earned from this corporation compared to $9,000 for the nine month period ended June 30, 2011 (nine month period ended June 30, 2010 $21,000). At quarter-end, $1,000 (September 30, 2010 — $1,000) due from this corporation is included in amounts receivable.

8.     CAPITAL STOCK

  (a)
  The Company has authorized an unlimited number of common shares. Issued common shares are detailed in the schedule below:

	Number (000s)	Value ($000s)
Balance, September 30, 2010 (audited)	33,758	$35,026

Options exercised	8	22

Balance, December 31, 2010	33,766	$35,048

Options exercised	40	104
Warrants exercised (Note 9(i))	107	193
Share issuance costs	—	(16)

Balance, March 31, 2011	33,913	$35,329

Options exercised	33	48

Balance, June 30, 2011	33,946	$35,377

  (b)
  During the period ended September 30, 2007, the Company made a non-interest bearing loan to an officer, which was used to acquire 100,000 common shares. The loan has been accounted for as a share purchase loan and, accordingly, the $10,000 loan balance has been deducted from share capital. The loan was paid in full during the three months ended June 30, 2011.

9.     WARRANT CAPITAL

  The following summarizes the change in warrants:

	Nine Months Ended June 30, 2011 ($000s)	Year Ended September 30, 2010 ($000s)
		(audited)
Balance, beginning of period	$1,799	$461
Issued on private placement	—	1,424
Finder warrants	—	187
Exercise of warrants (i)	(60)	(213)
Expiry of warrants (ii)	(125)	(60)

Balance, end of period	$1,614	$1,799

  (i)
  During the quarter-ended March 31, 2011, 106,520 warrants with an expiry of January 22, 2011 were exercised for proceeds of $133,000. Upon exercise $60,000 was transferred to share capital.

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9.     WARRANT CAPITAL (Continued)

  (ii)
  During the quarter-ended December 31, 2010 143,886 warrants with an expiry of December 4, 2010 expired unexercised, and $125,000 was transferred to contributed surplus upon expiry.

10.   WARRANTS

  The Company had the following warrants outstanding at June 30, 2011:

Number of Warrants (000s)	Purchase Price	Expiry Date
1,199	$4.00	December 4, 2011
237	$1.90	December 23, 2011
1,140	$5.00	August 12, 2012
57	$2.50	August 12, 2012

2,633

11.   CONTRIBUTED SURPLUS

  The following summarizes the change in contributed surplus:

	Nine Months Ended June 30, 2011 ($000s)	Year Ended September 30, 2010 ($000s)
		(audited)
Balance, beginning of period	$8,832	$8,431
Stock-based compensation (Note 13)	372	402
Options exercised (Note 12 (i))	(55)	(61)
Warrants expired (Note 9(ii))	125	60

Balance, end of period	$9,274	$8,832

12.   STOCK OPTIONS

  The Company maintains a Stock Option Plan (the "Plan") for the benefit of directors, officers, employees and consultants. The maximum number of common shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee share purchase plans, will not exceed 10% of the issued and outstanding shares at the time of the option grant. Options granted pursuant to the Plan will have terms not to exceed five years, and are granted at an option price which will not be less than the fair market price at the time the options are granted. All options granted to individual optionees, other than consultants, generally vest in three equal installments over a period of 36 months.

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12.   STOCK OPTIONS (Continued)

  The following summarizes the stock option activities under the Plan:

	Nine Month Period Ended June 30, 2011		Nine Month Period Ended June 30, 2010
	Number of Options (000s)	Weighted Average Exercise Price	Number of Options (000s)	Weighted Average Exercise Price
Beginning balance	1,814	$1.77	2,368	$1.31
Granted	175	$2.88	209	$2.32
Exercised (i)	(81)	$1.45	(830)	$0.81
Cancelled/Expired			(122)	$0.88
Forfeited	(49)	$2.26	(2)	$1.74

Ending balance	1,859	$1.85	1,623	$1.67

Exercisable	1,519	$1.74	1,021	$1.37

  (i)
  On exercise of stock options, $55,000 (nine months ended June 30, 2010 — $0) was transferred from contributed surplus to share capital.

  The Company had the following stock options outstanding under the Plan at June 30, 2011:

Number of Options (000s)	Exercise Price	Expiry Date
58	$1.20	August 29, 2011
143	$1.74	August 7, 2012
50	$1.50	October 23, 2012
758	$1.60	February 26, 2013
255	$1.75	August 26, 2013
78	$1.30	May 22, 2014
25	$3.26	November 3, 2014
107	$2.25	February 22, 2015
50	$2.10	May 27, 2015
175	$2.50	August 16, 2015
100	$2.90	October 4, 2015
60	$2.85	January 31, 2016

1,859

13.   STOCK-BASED COMPENSATION

  The fair value of the options granted during the nine month period ended June 30, 2011 was $327,000 (nine month period ended June 30, 2010 — $315,000), which will be recognized over the vesting period of 36 months. The total compensation expense for three and nine month period ended June 30, 2011 was $144,000 and $372,000 respectively (three and nine month period ended June 30, 2010 — $69,000 and $184,000 respectively). The total amount credited to contributed surplus for the nine month period ended June 30, 2011 was $144,000 and $372,000 respectively (three and nine month period ended June 30, 2010 — $69,000 and $184,000 respectively).

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13.   STOCK-BASED COMPENSATION (Continued)

  The fair value of each option granted has been estimated at the date of grant or the date when it became measurable using the Black-Scholes option pricing model with the following weighted average assumptions at the measurement date:

	Nine Months Ended June 30, 2011	Nine Months Ended June 30, 2010
Dividend yield	0%	0%
Expected volatility	80%	80%
Risk-free interest rate	2.31%	1.98%
Expected life (years)	5.00	5.00

Weighted average grant date fair value	$1.87	$1.51

  The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur.

14.   CONTINGENCIES

  In the ordinary course of business, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees or competitors. Management believes that adequate provisions have been recorded in accounts where required.

15.   CAPITAL RISK MANAGEMENT

  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern so that it can complete its lead assay commercialization efforts and receive the required regulatory approvals to sell and market its products and provide returns for shareholders and benefits for other stakeholders.

  The capital structure of the Company consists of shareholders' equity. The Company is not subject to externally imposed capital requirements.

16.   FINANCIAL RISK MANAGEMENT

  a)
  Credit Risk

    Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents are exposed to credit risk. The credit risk on cash and cash equivalents is small because the counterparties are highly rated Canadian banks.

  b)
  Interest Rate Risk

    Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's cash and cash equivalents are exposed to cash flow interest rate risk as the Company invests cash and cash equivalents at floating rates of interest in highly liquid instruments. Fluctuations in interest rates would not significantly impact interest income.

  c)
  Currency Risk

    Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its purchases in US dollars. A 1% change in the foreign exchange rate would result in a change of approximately $13,000 in the reported profit and loss.

  d)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company's accounts payable and accrued liabilities are all current. The Company ensures that it has sufficient capital to meet short term financial obligations after taking into account its cash on hand.

SQI Diagnostics Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

17.   SUBSEQUENT EVENTS

  On July 4, 2011 the Company announced that it has entered into an agreement to acquire all of the share capital of Scienion AG, a German-based microarray manufacturing equipment and microarray print and development services company for a purchase price of $15,000,000 in cash and the issuance of 735,294 common shares in the capital of SQI. The closing of the transaction is subject to a number of customary closing conditions and regulatory approvals, and is subject to financing.

  On July 7, 2011 the Company announced that it has filed a preliminary short form PREP based prospectus with the Ontario Securities Commission and a registration statement on form F-10 with the U.S. Securities and Exchange Commission in connection with a proposed offering of common shares. The anticipated amount of the offering is approximately $30,000,000 of which $15,000,000 will be used in payment of the cash portion of the purchase price of the Company's acquisition of Scienion. The completion of the public offering is subject to and conditional upon the receipt of all necessary approvals, including regulatory approval.

  At June 30, 2011, the Company had incurred costs relating to the planned offering in the amount of $433,000 (September 30, 2010 — $Nil). These amounts have been reflected in deferred costs and will be offset against share capital upon completion of the offering. The Company also incurred cost relating to the acquisition as at June 30, 2011 in the amount of $324,000 (June 30, 2010 — $Nil). These amounts have been included in professional and consulting fees.

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  Exhibit 4.6
SQI Diagnostics Inc. Interim Consolidated Balance Sheets (Unaudited) (Amounts are in thousands of dollars)
SQI Diagnostics Inc. Interim Consolidated Statement of Operations and Deficit (Unaudited) (Amounts are in thousands of dollars except per share amounts)
SQI Diagnostics Inc. Interim Consolidated Statement of Cash Flows (Unaudited) (Amounts are in thousands of dollars)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS